United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 10) *

 Methanex Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

59151K108
(CUSIP Number)

Rupert Krefting
Head of Corporate Finance and Stewardship
M&G Investment Management Limited
Laurence Pountney Hill
London EC4R DHH
+44 (0) 207 548 6600

With a copy to:

Richard M. Brand
Cadwalader, Wickersham & Taft LLP
200 Liberty Street
New York, New York 10281
(212) 504-6000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

12 April 2019
(Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(Dor 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 59151K108	13D	Page 2 of 6 Pages
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
(ENTITIES ONLY)
M&G Investment Management Limited No I.R.S. Identification Number

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (see Instructions)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom, England

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
12,738,068

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
12,738,068

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,738,068

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.49%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

CUSIP No. 59151K108	13D	Page 3 of 6 Pages
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
(ENTITIES ONLY)
M&G Global Dividend Fund No I.R.S. Identification Number

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (see Instructions)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom, England

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,507,005

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.83%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IV

CUSIP No. 59151K108	13D	Page 4 of 6 Pages
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
(ENTITIES ONLY)
M&G (Lux) Investment Funds 1 No I.R.S. Identification Number

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (see Instructions)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom, England

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,834,225

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.26%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IV

CUSIP No. 59151K108	13D	Page 5 of 6 Pages
This amendment No. 10 to Schedule 13D amends and supplements the Schedule 13D filed on March 24, 2017, as amended prior to the date of this amendment (as so amended, the “Original Schedule 13D”), by (i) M&G Investment Management Limited, a company incorporated under the laws of England and Wales (“M&G Investment Management”), (ii) M&G Global Dividend Fund, an Open-Ended Investment Company, with variable capital, incorporated under the laws of England and Wales (“Dividend Fund”), and (iii) M&G (Lux) Investment Funds 1, a Société d’Investissement à Capital Variable, incorporated under the laws of Luxembourg (“Lux Investment Funds”, together with M&G Investment Management and Dividend Fund, the “Reporting Persons”). Capitalized terms used but not defined in this amendment shall have the meanings set forth in the Original Schedule 13D.
Item 1. Security and Issuer.
This statement relates to the shares of common stock of Methanex Corp, a British Columbia corporation (the “Issuer”). The address of the principal executive offices is:
1800 Waterfront Centre, 200 Burrard Street, Vancouver, BC, V6C 3M1, Canada
Item 2. Identity and Background.
Not Applicable.
Item 3. Source or Amount of Funds or Other Consideration.
Not Applicable.
Item 4. Purpose of Transaction.
Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:
Information about the Cooperation Agreement referred to in Item 6 is set forth in Item 6, and that information is incorporated herein by reference.
 Item 5. Interest in Securities of the Issuer.
(a)
M&G Investment Management Limited (MAGIM) beneficially own 12,738,068 shares of Common Stock, which represents approximately 16.49% of 77,265,973 outstanding shares of Common Stock of Methanex, as published by the Issuer on March 21, 2019.

(b)	M&G Investment Management has sole voting and investment discretion with respect to the shares.
(c)	The Reporting Persons have not engaged in any transactions since they last amended this filing on March 25, 2019.
(d)
To the best knowledge of the reporting persons, no person other than the reporting persons identified in this Schedule 13D have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned identified herein.

Item 6. Contracts,  Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
On April 12, 2019, the Reporting Persons and the Issuer entered into a Cooperation Agreement (the “Cooperation Agreement”), pursuant to which two directors identified by the Reporting Persons will join the board of directors of the Issuer.
The foregoing summary of the Cooperation Agreement is qualified entirely by reference to the actual language of that agreement, a copy of which is filed herewith as Exhibit 99.1 and is incorporated herein by reference.
Item 7. Material to Be Filed as Exhibits.
Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following information:
Exhibit 99.1	Cooperation Agreement, by and among Methanex Corporation, M&G Investment Management Limited, M&G Global Dividend Fund and M&G (Lux) Investment Funds 1.

CUSIP No. 59151K108	13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 12, 2019

M&G Investment Management Limited

By:
Mark Thomas, Head of M&G Regional Shareholder Disclosures, Investment Operations

M&G Global Dividend Fund

By:	M&G Investment Management Limited, its manager

By:
Mark Thomas, Head of M&G Regional Shareholder Disclosures, Investment Operations

M&G (Lux) Investment Funds 1

By:	M&G Investment Management Limited, its manager

By:
Mark Thomas, Head of M&G Regional Shareholder Disclosures, Investment Operations